

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

<u>Via E-mail</u>
Steven Samblis
Chief Executive Officer
IC Places, Inc.
1211 Orange Ave., Suite 300
Winter Park, FL 32789

> **Re:** **IC Places, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 000-53278**

Dear Mr. Samblis:

We issued comments to you on the above captioned filing on September 19, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by December 24, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief